December 11, 2025

Atabak Mokari
Chief Financial Officer
Corcept Therapeutics Inc.
101 Redwood Shores Parkway
Redwood City, CA 94065

       Re: Corcept Therapeutics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 000-50679
Dear Atabak Mokari:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences